Exhibit 99.2

NICE Named Company of the Year for Conversational AI In the North American
CCaaS Market

Frost and Sullivan recognizes NICE, praising its strong financial position, its significant R&D investment, one of the industry’s highest, and creative use of CAI and AI technologies

Hoboken, N.J., June 5, 2023 – NICE (Nasdaq: NICE) today announced that it has received Frost and Sullivan’s Best Practices Company of the Year Award for Conversational AI in the North American Cloud Contact Center (CCaaS) market. Frost & Sullivan’s Company of the Year Award is its top honor. Frost & Sullivan selected NICE for its visionary innovation, market-leading performance, and unmatched customer care. Frost & Sullivan stated NICE earned the top award for its “remarkable business performance and increasingly strong brand reputation.” In the analysis, Frost and Sullivan noted, “NICE has remained a visionary leader in the contact center space for decades and continuously branched out to other areas of the business to improve business outcomes and elevate brand experiences.”

Frost and Sullivan evaluated NICE for its cloud-native, highly scalable, AI-powered contact center portfolio, noting, “NICE has grown its contact center portfolio from a suite of rich analytics solutions to a full CCaaS suite through native development and savvy company acquisitions. Further cementing its leadership position and brand equity is its hefty R&D investment and go-to-market endeavors encompassing AI and analytics across the platform.” Analysts noted that NICE recognizes that customers are all in different parts of their journey to AI and digital transformation, saying that NICE has “built the CXone platform for ease of use and omnichannel service delivery, eliminating the breakpoints that can stall the addition of new functionality.”

NICE was specifically praised for its suite of digital solutions, FluenCX, building seamless relationships between customers and a brand, no matter where the customer journey starts. Frost and Sullivan highlighted NICE’s Enlighten XO, a subset of Enlighten AI, its purpose-built AI engine designed for CX. Enlighten XO uses conversational data to determine customer intent and the optimal outcome for those intents, responding accurately in real-time. Frost and Sullivan also spotlighted the other core components of FluenCX including CXone Expert, CXone SmartAssist, CXone Guide, and Contact Engine. NICE was recognized for its data-first approach, helping brands target areas for automation or address service gaps, in turn reducing costs and raising CSAT.

According to Nancy Jamison, Senior Industry Director at Frost and Sullivan, “NICE customers benefit from having access to one of the broadest portfolios in the industry and a highly seasoned team of experts that understand the use of maturing technologies, such as CAI and AI, and how to best use them for superior business outcomes.”

NICE was also recently recognized as one of the top 3 vendors in Frost & Sullivan’s 2022 North American Enterprise Cloud Contact Center Radar™.

“We are proud to be recognized by Frost and Sullivan as the market leader in conversational AI,” said Barry Cooper, President, CX Division, NICE. “AI is rapidly transforming the customer experience landscape. NICE is at the forefront of this AI innovation, continuing to deliver significant ground-breaking AI advancements as we propel brands to deliver next-gen customer experience.”

About Frost & Sullivan
For six decades, Frost & Sullivan has been world-renowned for its role in helping investors, corporate leaders, and governments navigate economic changes and identify disruptive technologies, Mega Trends, new business models, and companies to action, resulting in a continuous flow of growth opportunities to drive future success. Contact us: Start the discussion.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.